EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We consent to the use of our reports dated March 12, 2010, with respect to the consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2009, and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, management’s report on internal control over financial reporting as of December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports are included herein.

/s/ J. H. Williams & Co., LLP
J. H. Williams & Co., LLP

March 12, 2010
Kingston, Pennsylvania